

January 11, 2017

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

   Re: Fiera Capital Series Trust
     File Nos. 333-215049, 811-23220

Dear Mr. Silfen:

   On December 12, 2016, you filed a registration statement on Form N-1A on behalf of the Fiera Capital Series Trust (the "Trust"). The Trust has one series, the Fiera Capital Global Equity Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Fees and Expenses of the Fund (p. 1)

1. Please include a completed fee table and expense example in correspondence.

2. Please remove the indentation from the Other Expenses line item, as it is not a sub-line item of Distribution and Service (12b-1) Fees.

3. The Other Expenses line item says that dividend and interest expenses are excluded but footnote 1 says that they are included. Please reconcile.

4. To the extent the Fund intends to show other expenses (excluding dividends and interest expenses) as a separate sub-category, there should also be a sub-category for dividends and interest expenses and then a subtotal for Total Other Expenses.

5. Please use "Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement" instead of "Net Annual Operating Expenses after Fee Waiver/Expense Reimbursement" to align with the wording in Item 3 of N-1A.

6. Please list the specific termination date of the fee waiver, rather than referring to the end of a particular full fiscal year. Please also note that, in order to be included in

Item 3 disclosure, the waiver may be terminated no earlier than one year after the effective date of the Prospectus.

7. Instead of disclosing that the Fund will "carry forward the amount of expenses paid or absorbed by the Adviser," please state that the Adviser may recoup amounts waived or reimbursed. Also, please refer to the recoupment as such, and not as a reimbursement so as not to confuse it with the actual expense reimbursement.

8. The disclosure states that the recoupment period will not "exceed three years from the end of the fiscal year in which [the expenses] were incurred" and that "reimbursement will be made as promptly as possible." The period during which recoupment may be made by the adviser must be a defined period not to exceed three years from the specific date of the fee waiver or expense reimbursement. As currently written, the recoupment could conceivably be longer than three years. If the recoupment term is longer than three years, the Fund may not include the captions for fee waiver/expense reimbursement in the fee table, unless the Trust has conducted a Statement of Financial Accounting Standards No. 5 ("FAS 5") analysis and concluded that recoupment is not probable, which should be confirmed in correspondence. In addition, if applicable, please confirm that the Trust has provided the Fund's auditor with the FAS 5 analysis.

9. Please clarify the terms of the recoupment in the last sentence of footnote 2 by removing "as promptly as possible, but" because the recoupment must be made within three years from the date of the waiver. We also note that this language suggests that the Adviser has discretion to postpone accepting reimbursement if doing so would affect the Fund's returns as compared to other similarly situated funds.

10. Please also revise the last sentence of footnote 2 to reflect that the recapture provision must be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. *See* 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. It seems only the first limitation is included in the footnote. Please update this footnote and related agreements to conform to this position and the related technical guidance.

Principal Investment Strategies - General Comments

11. Please provide a summary of how the Adviser decides to buy and sell particular securities. In the disclosure, include a summary of how the Fund intends to achieve its objective and a summary of the factors considered when buying and selling for the Fund.

Principal Investment Strategies (pg. 2-3)

12. Please clarify in correspondence whether convertible bonds included in the definition of equities for purposes of the 80% names rule investment policy, should include only

those convertible bonds that are immediately convertible and are 'in the money' at the time of purchase.

13. To the extent investing in emerging markets issuers is a principal strategy of the Fund, please disclose how the Fund determines that a country is an emerging market country and please also include a description of the risks of investing in emerging markets in an appropriate risk factor.

14. The disclosure indicates that the Fund will focus its investments in Europe. Please disclose all other focuses in specific countries or geographic areas that are principal strategies and remove the word "including" in the last sentence on page 2.

Principal Investment Risks – Derivatives – Forward Currency Contracts Risk (p. 3)

15. Please disclose that the Fund is exposed to a greater level of default risk and counterparty risk as a result of investing in forward contracts, which are generally traded over-the-counter.

Principal Investment Risks – Geographic Focus Risk (p. 4)

16. Please address the specific risks associated with an investment focus in Europe as referenced in the principal investment strategies.

Principal Investment Risks – Liquidity Risk (p. 4)

17. Please include only a summary of Liquidity Risk in Item 4 and consider moving certain portions of the summary Liquidity Risk to Item 9.

Principal Investment Risks – Sector Risk (p. 5)

18. If there are specific sectors in which the Fund intends to invest principally, please disclose them as a principal investment strategy and also disclose any associated risks.

Principal Investment Risks – Small- and Mid-Cap Company Securities Risk (p. 6)

19. Please disclose in the principal investment strategies that the Fund principally focuses on small- and mid-cap company securities.

More Information About the Fund – Investment Objective (p. 8)

20. Revise the disclosure to explain "bottom-up stock selection" in plain English.

More Information About the Fund – Principal Risks - Derivatives Risk- Forward Contracts Risk (p. 10-11)

21. The second paragraph seems to be repetitive of the summary version of this risk factor. Consider removing the second paragraph, or, to the extent possible and not duplicative, combining it with the first paragraph.

More Information About the Fund – Additional Risk Factors – Investing Defensively (p. 15)

22. Please include this paragraph in the section of Item 9 discussing the strategies of the Fund, starting on page 8, and not in the "Additional Risk Factors" section, as this language does not reflect a risk of investing in the Fund.

More Information About the Fund – Additional Risk Factors – No Operating History (p. 15)

23. Similarly, please move the second and third sentences of this paragraph to another location in the prospectus or include it under a different section heading, as they do not describe risks.

More Information About the Fund – Investing in Money Market Funds (p. 17)

24. Please explain in correspondence to what extent the Fund will invest in unregistered money market funds. Please also explain what unregistered refers to—*i.e.*, unregistered under the Securities Act of 1933, unregistered under the Investment Company Act of 1940 or both?

More Information About the Fund – Understanding Annual Fund Operating Expenses (p. 17)

25. There is language in this section that references the Fund's most recently completed fiscal year end. Please revise the language in this section to reflect the fact that the Fund is new and has not completed a fiscal year, and as such, certain expenses are based on estimates.

Primary Service Providers – Investment Adviser (p. 18)

26. Does the Fund consider Fiera Capital Corporation to be a participating affiliate? If so, please define "Participating Affiliates" to include specifically Fiera Capital Corporation. Please also confirm that the participating affiliate arrangement complies with all of the conditions set forth in prior staff no-action letters.

Primary Service Providers – Portfolio Managers (p. 19)

27. Are the portfolio managers employees of the Adviser or another entity? If they are employees of another entity, how is their employment relationship with the Adviser structured? Please explain in correspondence.

Primary Service Providers – The Transfer Agent (p. 20)

28. This section references exchanges of Fund shares. As the Fund is the first series in the Trust, there are no other series to exchange shares into and therefore the only thing shares could be exchanged into is shares of another class of the Fund. However, the section titled "Exchanging Fund Shares" on page 30 states that "You may not exchange your Shares for Shares of another class of Shares." Please reconcile in this section and in other locations of the registration statement referencing "exchanges" of Fund shares. If this language is intended to be general for other, future, series of the Trust, please clarify such statements with a phrase such as "if and when available for a future series of the Trust."

Purchasing and Redeeming Shares - Investing by Wire (p. 28)

29. In the wire instructions in this section the Fund is called "Fiera Global Equity Long Only Fund." As this is not the same as the Fund name, please reconcile.

Additional Information – Small Accounts (pp. 2-3)

30. This section references an account fee. Please disclose the amount of the account fee.

Statement of Additional Information

Fund Objective, Investments, Strategies and Risks – Additional Information on Portfolio Investments, Strategies and Risks – Swap Agreements (p. 6)

31. In Counterparty Credit Risk, which is below this section, the disclosure references the use of total return swaps. If the Fund will use total return swaps, please add a description of such swaps to this section, along with the associated risks.

Fund Objective, Investments, Strategies and Risks – Additional Information on Portfolio Investments, Strategies and Risks – Counterparty Credit Risk (p. 7)

32. This section references "short sale transactions." Please consider including a separate section on short sales, disclosing to investors how such investments work and their risks.

Fund Objective, Investments, Strategies and Risks – Additional Information on Portfolio Investments, Strategies and Risks – Segregated Accounts (p. 9)

33. The disclosure states that "[w]ith respect to other derivatives contracts that do cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligation (*i.e.*, the Fund's daily net liability) under the contract, if any, rather than the full notional value." Please note that this language may be overly broad. Please confirm that the Fund segregates liquid assets in accordance with staff positions. *See, e.g.*, Dreyfus Strategic Investing & Dreyfus Strategic Income no-action letter (pub. avail. June 22, 1987).

Fund Objective, Investments, Strategies and Risks – Investment Restrictions (p. 9)

34. Consider disclosing the exceptions to the various investment restrictions in a consistent manner. For example, "may" is italicized in restriction number 7 but not in the others.

General Information – Custodian (p. 37)

35. Please describe the details of the fee to be paid to the Custodian, as was done with the other service providers.

Financial Statements (p. 39)

36. Please confirm that the Fund will include in a pre-effective amendment a Statement of Assets and Liabilities disclosing the Fund's initial seed funding, as well as a report and consent of an independent registered public accounting firm. The staff will review this document, and may provide additional comments.

Closing

We note that portions of the filing are incomplete or bracketed. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-7587.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw
Senior Counsel